As filed with the Securities and Exchange Commission on October 25, 2013

Registration No. 333-191737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OXFORD IMMUNOTEC GLOBAL PLC

(Exact name of registrant as specified in its charter)

England and Wales	2835	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

94C Innovation Drive,

Milton Park, Abingdon

OX14 4RZ

United Kingdom

Tel: +44 (0)1235 442780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter Wrighton-Smith, Ph.D.

Chief Executive Officer

Oxford Immunotec Global PLC

94C Innovation Drive

Milton Park, Abingdon

OX14 4RZ

United Kingdom

Tel: +44 (0)1235 442780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Beauvais Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Patricia Randall General Counsel Oxford Immunotec Global PLC 700 Nickerson Road Suite 200 Marlborough, MA 01752 (508) 481-4648	Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Ordinary Shares, £0.001 nominal value	$86,250,000	$11,109

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, amended.
(2)	Includes shares that may be sold upon exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Oxford Immunotec Global PLC has prepared this Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-191737) solely for the purpose of filing Exhibits 10.4 and 10.5 to the Registration Statement and updating Item 16 of the Registration Statement and the Exhibit Index accordingly. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly such prospectus has not been included herein.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of ordinary shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid

SEC registration fee		$11,109

FINRA filing fee		$13,438

The NASDAQ Global Market listing fee		$25,000

Blue sky fees and expenses		*

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Transfer agent fees and expenses		*

Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Our articles of association provide that, subject to the Companies Act 2006, we shall indemnify, out of our assets, any director of the Company or any associated company against all losses, liabilities and expenditures which he or she may sustain or incur in the execution of the duties of his or her office or otherwise in relation thereto.

The relevant provisions under the Companies Act 2006 are Sections 205, 206, 232, 233, 234, 235, 236, 237, 238 and 1157.

Section 205 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred in defending any criminal or civil proceedings or in connection with any application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or section 1157 (described below). Such financial assistance must be repaid if the director is convicted, judgment is found against such director or the court refuses to grant the relief on the application.

Section 206 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred by him or her in defending in an investigation by a regulatory authority, or against action proposed to be taken by a regulatory authority, in connection with any alleged negligence, default, breach of duty or breach of trust by him or her in relation to the company or an associated company.

Section 232 provides that any provision to exempt to any extent a director from liability from negligence, default, breach of duty or trust by him or her in relation to the company is void. Any provision by which a company directly or indirectly provides (to any extent) an indemnity for a director of the company or an associated company against any such liability is also void unless it is a qualifying third party indemnity provision.

Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Pursuant to Section 234, an indemnity is a qualifying third party indemnity as long as it does not provide: (i) any indemnity against any liability incurred by the director to the company or to any associated company; (ii) any indemnity against any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; and (iii) any indemnity against any liability incurred by the director in defending criminal proceedings in which he or she is convicted, civil proceedings brought by the company or an associated company in which judgment is given against such director or where the court refuses to grant such director relief under an application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or its power under section 1157 (described below).

Section 235 allows a company to provide an indemnity to a director if the company is a trustee of an occupational pension scheme, with such indemnity to protect against liability incurred in connection with the company’s activities as trustee of the scheme.

Any indemnity provided under Section 234 or Section 235 in force for the benefit of one or more directors of the company or an associated company must be disclosed in the directors’ annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every shareholder has a right to inspect and request such copies under Section 238).

Section 1157 provides that in proceedings against an officer of a company for negligence, default, breach of duty or breach of trust, the court may relieve such officer from liability if it appears to the court that such officer may be liable but acted honestly and reasonably and that having regard to all the circumstances of the case, such officer ought fairly to be excused. Further, an officer who has reason to apprehend that a claim of negligence, default, breach of duty or breach of trust will or might be made against him or her, such officer may apply to the court for relief, and the court will have the same power to relieve such officer as it would if the proceedings had actually been brought.

A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

We have obtained and expect to continue to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of English law.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, members of our Board of Directors, members of management and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

Financing transactions.

On October 8, 2013 we issued a convertible promissory note with a principal amount of $5 million to Fosun Industrial Co., Limited. We issued this note in connection with the execution of a distribution agreement with certain of Fosun Industrial Co., Limited’s affiliates. The note will automatically convert into ordinary shares immediately prior to this offering at a price per share that reflects a 10% discount to the per share price at which we sell ordinary shares to the public in this offering. The note bears interest at the rate of 8%.

As of June 30, 2013, we had issued 16,559,756 Series G preferred ordinary shares at a price of $1.70 per share for aggregate consideration of approximately $28 million to certain of our shareholders, including each of the investment funds identified in the section under the heading “Principal shareholders,” whom we refer to collectively as our “institutional investors,” and Mr. Sandberg. The issuance occurred in two tranches; in June 2012, we issued 10,079,933 G preferred ordinary shares and in January 2013, we issued 6,479,823 G preferred ordinary shares.

In February 2012, we entered into a convertible loan facility, pursuant to which we borrowed an aggregate of $4 million from certain of our shareholders. In connection with this loan facility, we issued 410,994 ordinary shares and 1,233,027 F preferred ordinary shares to the lenders as payment for a facility fee associated with the loan. As of June 30, 2013, all lenders had converted their notes into G preferred ordinary shares in connection with the financing described above.

Beginning in 2009, we consummated a series of financing transactions that involved the issuance of ordinary shares and F preferred ordinary shares for a total of $26 million. The financing occurred in three tranches, with the first tranche closing in July 2009. The second tranche occurred in April 2010 and, in connection therewith, we issued a total of 1,849,568 ordinary shares and 5,548,704 F preferred ordinary shares at a price per unit (consisting of one-third of an ordinary share and one F preferred ordinary share) of $1.622, for aggregate consideration of $9 million to certain of our shareholders. The third tranche occurred in February 2011 and, in connection therewith, we issued 2,055,077 ordinary shares and 6,165,231 F preferred ordinary shares at a price per unit (consisting of one-third of an ordinary share and one F preferred ordinary share) of $1.622, for aggregate consideration of $10 million.

These issuances were exempt from registration under the Securities Act pursuant to Rule 506 or Section 4(a)(2).

Warrants.

In 2013, we issued a warrant to purchase 105,882 shares at $0.12 per share to a lender in connection with a credit facility. That warrant expires May 25, 2023. In 2012, we issued a warrant to purchase 24,691 shares at $0.01 per share to a lender in connection with a credit facility. That warrant expires on February 2, 2019.

These issuances were exempt from registration under the Securities Act pursuant to Rule 506 or Section 4(a)(2).

Option grants and exercises.

From January 1, 2013 through October 15, 2013, we granted options to purchase a total of 1,551,027 ordinary shares to employees at a weighted-average price of $0.14 per share. During the same period, we issued 1,231,523 ordinary shares upon the exercise of options to purchase such shares at a weighted-average price of $0.03 per share.

In 2012, we granted options to purchase a total of 4,600,766 ordinary shares to employees at a weighted-average price of $0.09 per share. During the same period, we issued 57,505 ordinary shares upon the exercise of options to purchase such shares at a weighted-average price of $0.02 per share.

In 2011, we granted options to purchase a total of 360,500 ordinary shares to employees at a weighted-average price of $0.04 per share. During the same period, we issued 31,636 ordinary shares upon the exercise of options to purchase such shares at a weighted-average price of $0.02 per share.

From August 1, 2010 to December 31, 2010, we granted options to purchase a total of 97,000 ordinary shares to employees at a weighted-average price of $0.04 per share. During the same period, we issued 3,000 ordinary shares upon the exercise of options to purchase such ordinary shares at a weighted-average price of $0.02 per share.

These option grants and the issuances of ordinary shares upon exercise of such options were exempt from registration under the Securities Act pursuant to Rule 701 and Section 4(a)(2).

Scheme of arrangement.

On October 2, 2013, our equity holders exchanged their equity interests in Oxford Immunotec Limited for equity interests in Oxford Immunotec Global PLC pursuant to a scheme of arrangement under the laws of England and Wales. The issuance was exempt from registration under the Securities Act pursuant to Section 3(a)(10).

Item 16. Exhibits and financial statement schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abingdon, England, on October 25, 2013.

OXFORD IMMUNOTEC GLOBAL PLC

By:	/s/ Patricia Randall

Name:	Patricia Randall

Title:	General Counsel

***

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Peter Wrighton-Smith, Ph.D.	Chief Executive Officer (Principal Executive Officer)	October 25, 2013

* Richard M. Altieri	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 25, 2013

* Richard A. Sandberg	Chairman of the Board of Directors	October 25, 2013

* Stephen L. Spotts	Director	October 25, 2013

* Nigel A. Pitchford, Ph.D.	Director	October 25, 2013

* Michael Steinmetz, Ph.D.	Director	October 25, 2013

* Vijay Lathi	Director	October 25, 2013

Signature	Title	Date

* Charles Jonathan Gee, Ph.D.	Director	October 25, 2013

* Rainer Strohmenger, M.D.	Director	October 25, 2013

* Richard M. Altieri	Authorized Representative in the United States	October 25, 2013

*By:	/s/ Patricia Randall
Name: Title:	Patricia Randall Attorney-in-fact

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant

4.1*	Form of Ordinary Shares Certificate

4.2*	Amended and Restated Subscription and Shareholders’ Agreement

4.3**	Warrant to Purchase Ordinary Shares, issued to Comerica Bank

4.4**	Warrant to Purchase Ordinary Shares, issued to Square 1 Bank

5.1*	Opinion of Ropes & Gray International LLP

10.1+**	License Agreement dated July 27, 2005 between Isis Innovation Limited and Oxford Immunotec Limited

10.2+**	2006 Deed of Variation to License Agreement between Isis Innovation Limited and Oxford Immunotec Limited

10.3+**	Letter Agreement Amendment dated December 13, 2012 to License Agreement between Isis Innovation Limited and Oxford Immunotec Limited

10.4+	License and Supply Agreement dated December 22, 2009 between Statens Serum Institut and Oxford Immunotec Limited

10.5	Supplement dated November 9, 2010 to License and Supply Agreement between Statens Serum Institut and Oxford Immunotec Limited

10.6+**	License Agreement dated June 30, 2006 between Rutgers, The State University of New Jersey and Oxford Immunotec Limited

10.7+**	First Amendment dated July 1, 2009 to License Agreement between Rutgers, The State University of New Jersey and Oxford Immunotec Limited

10.8+**	Second Amendment dated January 6, 2011 to License Agreement between Rutgers, The State University of New Jersey and Oxford Immunotec Limited

10.9**	Third Amendment dated December 20, 2012 to License Agreement between Rutgers, The State University of New Jersey and Oxford Immunotec Limited

10.10+**	Fourth Amendment dated April 24, 2013 to License Agreement between Rutgers, The State University of New Jersey and Oxford Immunotec Limited

10.11+**	Supply Agreement dated December 17, 2010 between MicroCoat Biotechnologie GmbH and Oxford Immunotec Limited

10.12+**	Purchase Agreement dated February 6, 2010 between Mabtech AB and Oxford Immunotec Limited

10.13+**	Amendment to Purchase Agreement dated September 10, 2013 between Mabtech AB and Oxford Immunotec Limited

10.14+**	Manufacturing Agreement dated August 26, 2003 between Mabtech AB and Oxford Immunotec Limited

10.15**	First Amendment dated January 1, 2010 to Manufacturing Agreement between Mabtech AB and Oxford Immunotec Limited

10.16**	Second Amendment dated May 24, 2011 to Manufacturing Agreement between Mabtech AB and Oxford Immunotec Limited

Exhibit number	Description of exhibit

10.17+**	Supply Agreement dated January 1, 2009 between EMD Millipore Corporation and Oxford Immunotec Ltd

10.18+**	First Amendment to Supply Agreement dated September 27, 2013 between EMD Millipore Corporation and Oxford Immunotec Limited

10.19+**	Supply Agreement dated January 31, 2008 between StemCell Technologies, Inc. and Oxford Immunotec Limited

10.20+**	Amendment dated October 26, 2011 to Supply Agreement between StemCell Technologies, Inc. and Oxford Immunotec Limited

10.21+**	Supply and Reseller Agreement dated August 12, 2013 between Life Technologies Corporation and Oxford Immunotec Limited

10.22 +**	Distributorship Agreement dated June 5, 2009 among Shanghai Fosun Long March Medical Science Co. Ltd., Shanghai Xin Chang Medical Device Co. Ltd. and Oxford Immunotec Limited

10.23+**	Amendment dated December 22, 2011 to Distributorship Agreement among Shanghai Fosun Long March Medical Science Co. Ltd., Shanghai Xin Chang Medical Device Co. Ltd. and Oxford Immunotec Limited

10.24+**	Distributorship Agreement dated October 8, 2013 among Shanghai Fosun Long March Medical Science Co. Ltd., Shanghai Xin Chang Medical Device Co. Ltd. and Oxford Immunotec Limited

10.25+**	Marketing Authorization Holder Agreement dated July 29, 2011 between Riken Genesis Co., Ltd. and Oxford Immunotec Limited

10.26+**	Amendment to Marketing Authorization Holder Agreement dated September 1, 2013 between Riken Genesis Co., Ltd. and Oxford Immunotec Limited

10.27**	Lease Agreement dated September 30, 2008 among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Oxford Immunotec Limited, relating to Milton Park Units 115B and D

10.28**	Lease Agreement dated August 8, 2007 among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Oxford Immunotec Limited, relating to Milton Park Unit 94C

10.29**

Deed of Variation dated December 23, 2009 to Lease Agreement among MEPC

Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Oxford Immunotec

Limited, relating to Milton Park Unit 94C and Units 115B and D

10.30**	Deed of Variation dated May 4, 2012 to Lease Agreement among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Oxford Immunotec Limited, relating to Milton Park Units 115B and D

10.31**	Deed of Variation dated May 4, 2012 to Lease Agreement among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Oxford Immunotec Limited, relating to Milton Park Unit 94C

10.32**	Office Lease Agreement dated March 1, 2013 between Normandy Nickerson Road, LLC and Oxford Immunotec, Inc.

10.33**	Lease Agreement dated October 17, 2011 between OMC Investment Venture and Oxford Immunotec, Inc.

Exhibit number	Description of exhibit

10.34**	Loan and Security Agreement dated May 24, 2013 between Square 1 Bank and Oxford Immunotec, Inc.

10.35**	Amended and Restated 2008 Stock Incentive Plan

10.36**	Form of Incentive Stock Option Award for executive officers under the Amended and Restated 2008 Stock Incentive Plan

10.37**	Form of Non-Statutory Stock Option Award for Non-Executive Directors under the Amended and Restated 2008 Stock Incentive Plan

10.38**	Form of Enterprise Management Incentive Stock Option Agreement for Chief Executive Officer under the Amended and Restated 2008 Stock Incentive Plan

10.39*	2013 Oxford Immunotec Global PLC Equity Incentive Plan

10.40*	Oxford Immunotec Global PLC Cash Incentive Plan

10.41**	Service Agreement dated October 21, 2002 between Oxford Immunotec Limited and Peter Wrighton-Smith, as amended

10.42**	Amended and Restated Employment Agreement dated October 1, 2013 between Oxford Immunotec, Inc. and Jeff R. Schroeder

10.43**	Amended and Restated Employment Agreement dated October 1, 2013 between Oxford Immunotec, Inc. and Richard M. Altieri

21.1**	List of Subsidiaries

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Ropes & Gray International LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.